UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Nauticus Robotics, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

Common stock: 63911H 108

(CUSIP Number)

17146 Feathercraft Lane, Suite 450

Webster, TX 77598

(281) 942-9069

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63911H 108

1	NAME OF REPORTING PERSONS Angela Berka
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO(1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,330,846 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,330,846 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,330,846 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The shares of common stock reported herein as being beneficially owned by the Reporting Person were issued to the Reporting Person in connection with the closing of the business combination on September 9, 2022, pursuant to the Agreement and Plan of Merger among CleanTech Acquisition Corp, its wholly owned subsidiary CleanTech Merger Sub, Inc., and Nauticus Robotics, Inc.

(2)	The beneficial ownership percentages set forth herein are based on 57,317,025 shares of Common Stock issued and outstanding as of March 25, 2024 and assumes exercise of warrants to purchase up to 37,472,526 shares of Common Stock outstanding as of March 25, 2024, for a total of 94,789,551 shares as disclosed in Nauticus Robotics’ preliminary Schedule 14A as filed with the Securities and Exchange Commission on April 12, 2024.

Explanatory Note

This statement on Schedule 13D/A (this “Statement”) relates to the Common Stock, par value $0.0001 per share (“Common Stock”), of Nauticus Robotics, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 17146 Feathercraft Lane, Suite 450, Webster, TX 77598.

This Amendment No. 1 (this “Amendment”) supplements and amends the Schedule 13D relating to the Common Stock of the Issuer that was filed with the Securities and Exchange Commission on September 19, 2022 (the “Original Schedule 13D”). This Amendment is being filed to update the aggregate percentage of the Common Stock owned by the Reporting Person due to the Reporting Person’s disposition of shares of Common Stock and issuances of warrants by the company for the purchase of an additional 37,472,526 shares of Common Stock. As a result, the Reporting Person’s holdings decreased to 1.4% of the Issuer’s shares of Common Stock issued and outstanding. Only those items that are reported are hereby amended; all other items reported in the Original Schedule 13D remain unchanged. Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by adding the following:

(a)	The Reporting Person beneficially owns an aggregate of 1,330,846 shares of Common Stock, or 1.4% of the Issuer’s outstanding shares of Common Stock. This number includes 963,998 earn out shares.

The beneficial ownership percentages set forth herein are based on 57,317,025 shares of Common Stock issued and outstanding as of March 25, 2024 and assumes exercise of warrants to purchase up to 37,472,526 shares of Common Stock outstanding as of March 25, 2024, for a total of 94,789,551 shares as disclosed in Nauticus Robotics’ preliminary Schedule 14A as filed with the Securities and Exchange Commission on April 12, 2024.

(b)	1.	Sole power to vote or to direct vote: 1,330,846

	2.	Shared power to vote or to direct vote: 0

	3.	Sole power to dispose or to direct the disposition: 1,330,846

	4.	Shared power to dispose or to direct disposition: 0

(d)	N/A.

(e)	The Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2024

/s/ Angela Berka
Angela Berka

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